PRIME DEALER SERVICES CORP.
<u>(SEC I.D. No. 8-47025)</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Prime Dealer Services Corp.

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Prime Dealer Services Corp. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the statement of financial condition, the financial statement comprises significant related party transactions.

Deloitte & Touche LLP

February 28, 2017

PRIME DEALER SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016
(In thousands of dollars, except share data)

ASSETS

Cash	$	48,611
Securities borrowed		1,287,755
Securities received as collateral, at fair value		19,654,367
Rebates receivable and other assets		15,456
Total assets	$	21,006,189

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities loaned	$	1,287,755
Obligation to return securities received as collateral, at fair value		19,654,367
Payables to affiliates		4,332
Rebates payable and other liabilities		15,465
Total liabilities		20,961,919
Commitments and contingent liabilities (see Note 6)		
Stockholder’s equity:		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Paid-in capital		24,999
Retained earnings		19,270
Total stockholder’s equity		44,270
Total liabilities and stockholder’s equity	$	21,006,189

See Notes to Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. LLC (the "Parent"), which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is primarily engaged in the borrowing and lending of securities to facilitate the financing of the Parent's prime brokerage client transactions.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, compensation, the outcome of legal and tax matters, and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Note 2 - Summary of Significant Accounting Policies

Fair Value of Financial Instruments

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the

marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy (see Note 4).

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meet the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk. Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Valuation Process

The Valuation Review Group ("VRG") within the Financial Control Group ("FCG") of the Ultimate Parent and its consolidated subsidiaries is responsible for the Ultimate Parent and its consolidated subsidiaries' fair value valuation policies, processes and procedures. VRG is independent of the business units and reports to the Chief Financial Officer of the Ultimate Parent and its consolidated subsidiaries ("CFO"), who has final

authority over the valuation of the Company's financial instruments. VRG implements valuation control processes designed to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models.

Model Review. VRG, in conjunction with the Model Risk Management ("MRM"), which reports to the Chief Risk Officer of the Ultimate Parent and its consolidated subsidiaries ("Chief Risk Officer"), independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VRG reviews the appropriateness of the proposed valuation methodology to determine that it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VRG develops a methodology to independently verify the fair value generated by the business unit's valuation models. The Company generally subjects valuations and models to a review process initially and on a periodic basis thereafter.

Independent Price Verification. The business units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VRG independently validates the fair value of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

The results of this independent price verification and any adjustments made by VRG to the fair value generated by the business units are presented to management, the CFO and the Chief Risk Officer on a regular basis.

VRG uses recently executed transactions, other observable market data such as exchange data, broker-dealer quotes, third-party pricing vendors and aggregation services for validating the fair values of financial instruments generated using valuation models. VRG assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price, and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, VRG generates a ranking of the observable market data designed to ensure that the highest-ranked market data source is used to validate the business unit's fair value of financial instruments.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, see Note 4.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, the statement of financial condition includes deferred tax assets, related valuation allowance and deferred tax liabilities associated with expected tax consequences of future events. Under this method, deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company determines that it would be able to realize

deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are offset with all other intercompany balances with the Ultimate Parent.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Cash

The company maintains all its cash balances at a major financial institution. Accounts at the financial institution are partially insured by the Federal Deposit Insurance Corporation.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are treated as collateralized financings and are recorded at the amount of cash collateral advanced or received. See Note 5 for further information on collateralized transactions.

Note 3 – Related Party Transactions

Receivables from and payables to affiliates consist of affiliate transactions that occur in the normal course of business. Payables to affiliates are unsecured, bear interest at rates established by the treasury function of the Ultimate Parent and approximate the market rate of interest that the Ultimate Parent incurs in funding its business as it is periodically reassessed and are payable on demand.

The Company has the following balances with the Parent at December 31, 2016:

Assets and receivables from affiliated companies are comprised of:

Securities borrowed	$	1,287,755
Rebates receivable[1]		(1,217)

Payables to affiliated companies are comprised of:

Payable to affiliates	$	4,332
Rebates payable		16,643

Note 4 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities received as collateral and Obligation to return securities received as collateral are generally valued based on quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy. A portion of the securities received as collateral and obligation to return securities received as collateral are valued using pricing models. These are categorized in Level 2 of the fair value hierarchy unless the significant inputs are unobservable, in which case they are categorized in Level 3 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2016. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	At December 31, 2016
Assets				
Securities received as collateral	$ 19,628,971	$ 24,605	$ 791	$ 19,654,367
Liabilities				
Obligation to return securities received as collateral	$ 19,628,971	$ 24,605	$ 791	$ 19,654,367

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

The carrying value of Cash and cash equivalents and other short-term financial instruments such as Securities borrowed, Securities loaned and certain payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity.

Financial Instruments Not Measured at Fair Value

	At December 31, 2016		Fair Value by Level:		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets: [1]					
Cash	$ 48,611	$ 48,611	$ 48,611	$ -	$ -
Securities borrowed	1,287,755	1,287,755	-	1,287,755	-
Rebates receivable	15,426	15,426	-	15,426	-
Financial liabilities: [1]					
Securities loaned	$ 1,287,755	$ 1,287,755	$ -	$ 1,287,755	$ -
Payables to affiliates	4,332	4,332	-	4,332	-
Rebates payable	15,426	15,426	-	15,426	-

[1] Certain other assets and other liabilities, where carrying value approximates fair value, have been excluded.

Note 5 – Collateralized Transactions

The Company enters into securities borrowed and securities loaned transactions to accommodate counterparties' needs.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities borrowed in connection with securities borrowed transactions and to receive cash and securities delivered under securities loaned transactions (with rights of rehypothecation). In certain cases, the Company may be permitted to post collateral to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized or the return of excess collateral.

The risk related to a decline in the market value of collateral (pledged or received) is managed by setting appropriate market-based haircuts. Increases in collateral margin calls on secured financing due to market value declines may be mitigated by increases in collateral margin calls on securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing in a manner that reduces the potential refinancing risk of secured financing for less liquid assets. The Company considers the quality of collateral when negotiating collateral eligibility with counterparties, as defined by the Company's fundability criteria. The Company utilizes shorter-term secured financing for highly liquid assets for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

	At December 31, 2016				
	Gross Amounts[1]	Amounts Offset	Net Amounts Presented	Amounts not Offset[2]	Net Amounts
Assets					
Securities borrowed	$ 1,287,755	$ -	$ 1,287,755	$ (1,287,696)	$ 59
Liabilities					
Securities loaned	$ 1,287,755	$ -	$ 1,287,755	$ (1,287,696)	$ 59

[1] Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreements in place.
[2] Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

Maturities and Collateral Pledged

Gross Secured Financing Balances by Remaining Contractual Maturity

	At December 31, 2016				
	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Securities loaned	$ 1,287,755	$ -	$ -	$ -	$ 1,287,755
Gross amount of secured financing included in the offsetting disclosure	1,287,755	-	-	-	1,287,755
Obligation to return securities received as collateral	19,654,367	-	-	-	19,654,367
Total	$ 20,942,122	$ -	$ -	$ -	$ 20,942,122

	At December 31, 2016
Securities loaned	
Corporate equities	$ 1,287,755
Total securities loaned	$ 1,287,755
Obligation to return securities received as collateral	
Corporate equities	$ 19,654,367
Total obligation to return securities received as collateral	$ 19,654,367
Total	$ 20,942,122

Collateral Received

The Company receives collateral in the form of securities in connection with securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to enter into securities lending transactions. The Company additionally receives securities as collateral in connection with certain securities-for-securities transactions. In instances where the Company is the lender and permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. At December 31, 2016, the total fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $20,942,122, all of which had been repledged.

Note 6 – Contingencies

There are no pending legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities as a securities borrowing and securities lending financial services institution. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. There are no legal reserves in the statement of financial condition at December 31, 2016.

Note 7 – Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given the Company's specific capital and regulatory requirements.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, measure, monitor, advise, challenge and control each of the various types of risk involved in its activities is critical to its soundness and profitability.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties.

The Company has structured its credit risk management framework to reflect that its businesses generate unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across its business activities. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk

concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees that monitor risk exposures, including credit sensitive, higher risk transactions.

Note 8 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a separate entity basis in accordance with the Tax Sharing Agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, all current and deferred taxes (federal, combined and unitary state) are offset with all other intercompany balances with the Ultimate Parent.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the guidance on accounting for unrecognized tax benefits. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

As of December 31, 2016 the Company has not accrued any liabilities for unrecognized tax benefits in its statement of financial condition.

Tax Authority Examination

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states in which the Company has significant business operations, such as New York. The Company is currently at various levels of field examination with respect to audits by the IRS, as well as New York State and New York City, for tax years 2009–2012 and 2007–2009, respectively. In April 2016, the Ultimate Parent received the Revenue Agent's Report from the IRS reflecting agreed closure of the 2006-2008 tax years.

The Company believes that the resolution of these tax matters will not have a material effect on the statement of financial condition.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 9 - Regulatory Capital and Other Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than 2% of aggregate debit items arising from counterparty transactions or $250, whichever is greater. At December 31, 2016, the Company's Net Capital was $39,909, which exceeded the minimum requirement by $39,659.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 10 - Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in the statement of financial condition or the notes thereto.

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